December 10, 2007

BY EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street
Washington, D.C. 20549

Attention:  Filing Desk / Rolaine Bancroft

Re:
Response Letter to SEC Comment Letter dated September 19, 2007 relating to Citigroup HELOC Trust 2006-NCB1, Form 10-K for the fiscal year ended December 31, 2006, Filed April 2, 2007 and Form 10-D, for the monthly distribution period from November 1, 2006 to November 30, 2006, Filed December 21, 2006, File No. 333-131136-03

Enclosed please find Citigroup Mortgage Loan Trust Inc.’s (“CMLTI”) letter in response to the Securities & Exchange Commission’s (the “SEC”) September 19, 2007 comment letter.

Our responses to your questions are as follows:

General

1.	Please tell us why final agreements were not filed on Form 8-K until October 20, 2006.

Citigroup Mortgage Loan Trust Inc. (CIK 0001257102) is the registrant (the “Registrant”) under an effective shelf registration statement on Form S-3 (SEC File No. 333-139237) relating to offerings of residential mortgage-backed and asset-backed securities (collectively, “ABS”) registered under the Securities Act of 1933, as amended (the “Securities Act”).  On May 23, 2006, the Registrant closed its Citigroup HELOC Trust 2006-NCB1 transaction (CIK 001361097), which was registered under the Registrant’s previously effective Form S-3 (SEC File No. 333-131136) relating to ABS.  On October 20, 2006, the Registrant filed a Current Report on Form 8-K (SEC File No. 333-131136-03) to which the final 2006-NCB1 transaction documents were attached as exhibits.

On September 19, 2007, in connection with the Securities and Exchange Commission’s (the “Commission”) review of an Annual Report on Form 10-K relating to the 2006-NCB1 transaction, the Registrant received a comment letter from the Division of Corporation Finance asking the Registrant why final agreements in the 2006-NCB1 transaction were not filed on Form 8-K until October 20, 2006.  This letter is intended to respond to this inquiry.

With respect to 2006-NCB1, ongoing discussions between the certificate insurer, Ambac Assurance Corporation (“Ambac”), and the servicer, National City Bank (“Nat City”), resulted in a considerable delay in the filing of the final transaction documents.  When the 2006-NCB1 transaction closed, all terms of the transaction documents material to 2006-NCB1 investors were resolved and, as required by Regulation AB, disclosed in the prospectus.  The Registrant would like to make clear that at closing, all signature pages were delivered by all parties to each transaction document, all such agreements were “executed and delivered,” an irrevocable financial guaranty insurance policy was issued by Ambac and the Registrant’s counsel filed an opinion regarding the legality and enforceability of the transaction documents.  Also, at the closing, counsel for both Ambac and Nat City delivered opinions, as of the closing date, as to the enforceability of the documents to which each was a party.

At closing, Ambac and Nat City agreed that they would proceed in good faith to negotiate certain operational details following the closing date, but also agreed that no changes would be permitted to the then-current documents that would be inconsistent with, or require additions to, the disclosure of material terms appearing in the prospectus.  If Ambac and Nat City had failed to agree on the then open items, the parties would have been bound by what was in the transaction documents at closing.  In fact, when the final documents were filed, there were no material changes from the time of closing.

The discussions between Ambac and Nat City took much longer than anticipated.    The Registrant agrees that it should have required the transaction documents to be in final form much sooner, and should have required Ambac and Nat City to handle their issues by means of an amendment of the applicable transaction documents made in accordance with the related amendment provisions described in the prospectus.

The Registrant hereby undertakes henceforth to file all documents required to be filed by Regulation S-K of the 1933 Act within 15 days following the related closing date (or such other time period as required by the Commission) and that any changes to such documents following the filing will be made through an amendment filed by Form 8-K/A and all such amendments will be entered into in accordance with the terms of the transaction documents (as disclosed in the related prospectus).

In light of the foregoing, the Registrant hereby requests that the Commission waive any timely filing requirement not met with respect to the filing of the 2006-NCB1 final transaction documents.  In addition, the Registrant hereby requests that any necessary waiver be extended to any affiliated depositor of the Registrant with respect to the same asset class, including Citicorp Mortgage Securities Inc. (CIK 0000811785) and Citicorp Residential Mortgage Securities, Inc. (CIK 0001355092).

Form 10-D
Item 7. Significant Enhancement Provider Information

2.	Please confirm that in the future you will comply with prior comment 6 for Form 10-Ds filed by the depositor and other affiliated entities of the same asset class, if applicable.

CMLTI confirms that in the future it will comply with prior comment 6 for Form 10-Ds filed by the depositor and other affiliated entities of the same asset class, if applicable.

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CMLTI acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or would like to discuss any comments by calling the undersigned at (212) 723-6376.

Sincerely,

/s/ Susan Mills

Susan Mills